SI 20010712 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 34883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss (800) 362-9876
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400 (Address) Whippany (City) New Jersey (State) 07981 (Zip Code)

SEC
Mail Processing
Section
FEB 26 2020
Washington DC
416

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, COO

Title

Notary Public

AUDREY MUSELLA
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115054
My Commission Expires 10/17/2024

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Northeastern Securities, Inc.

Table of Contents
December 31, 2019

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Financial Northeastern Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 8 to the financial statement, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of ASC Topic 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 25, 2020

Financial Northeastern Securities, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash in Banks	$	899,299
Receivable from broker - clearance accounts		9,446,163
Accounts receivable		9,236
Investments, at Fair Value		5,683,225
Right of use asset		501,956
Property and equipment, net		31,963
Due from Affiliate		58,653
Other assets		113,178
	$	16,743,672

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and other accrued expenses	$	409,748
Lease Liability		601,415
Total liabilities		1,011,163
Stockholders' equity		
Common stock (no par value, 2,500 shares authorized, 20 shares issued and outstanding)		1,000
Additional Paid-in-capital		3,077,130
Retained earnings		12,654,379
Total stockholders' equity		15,732,509
	$	16,743,672

See Accompanying Notes to Financial Statements.

1. Nature of Business

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer that serves institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the significant estimates include determinations of the useful lives of assets and right of use assets and liabilities. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date of the financial statements issuance.

Cash in Banks

For purposes of the statement of financial condition and statement of cash flows, the Company considers only deposits in banks to be cash.

Concentration of Credit Risk

The Company places its cash with six financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company's cash is placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivables were established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. On January 1, 2019, the present value of accounts receivable was $34,759. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. It is management's policy to review the outstanding accounts receivable from its customers and write-off any uncollectible accounts as they arise. At December 31, 2019, there was no allowance for doubtful accounts.

Accounts receivables consist of the following:

Receivables due in less than one year	$	5,471
Receivables due in more than one year		4,230
Less discounts to present value (ranging from 2% to 2.5%)		(465)
Total	$	9,236

Investments

The Company's investments are comprised of certificates of deposit, corporate obligations, U.S. Treasuries and asset-backed securities.

Investments are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under other income in the statement of operations. The unrealized gains and losses are also reflected in other income in the statement of operations.

The Company measures its investments on a recurring basis at fair value.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of operations. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principle Method
Furniture and fixtures	7 years	Straight-line
Office equipment	3 -10 years	Straight-line

Revenue Recognition from Securities Transactions

Effective January 1, 2018, the Company adopted the revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to

Customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's principle sources of revenue are derived from Underwriting of Certificates of Deposits, Commissions, Selling Group Participation and Principal Transactions (Proprietary Trading activity). The new revenue recognition guidance does not apply to revenue associated with realized and unrealized gains and losses related to proprietary trading as well as interest and dividend income from financial instruments owned.

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded when the arrangement is completed on the closing date or the contract is cancelled. All Principal Transactions revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis, in accordance with FINRA Rule 15c3-1(c)(2)/01. As discussed earlier, ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to proprietary trading.

The following is a description of principal activities within the scope of ASC 606 from which the Company generates its revenue:

Underwriting of Certificates of Deposit Revenue

The Company underwrites securities for Banks and Credit Unions that want to raise deposits. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) all offering documents are finalized, and; (ii) the selling period is completed and the Company has finalized the total face amount of the issue, and (iii) the issuer has delivered the master certificate, and; (iv) the funds resulting from the offering have been received by the issuer.

In accordance with FASB ASC 606-10-25-27, the Company recognizes securities underwriting revenue at a point in time. As per guidance, in a typical underwriting agreement, a broker-dealer will not have an enforceable right to payment until the consummation of the securities issuance and therefore has no right to payment for the services performed prior to such date. That point in time is the settlement-date.

Underwriting fees are recognized gross of transaction-related expenses. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 30 days following the settlement-date of the transaction. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Commission Revenue

Commission revenues are derived from investment transactions where the Company acts as agent. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement-date basis. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. However, in accordance with FINRA Rule 15c3-1(c)(2)/01, the Company has always maintained a consistent policy of reflecting all transactions on a settlement date basis for revenues and corresponding expenses as well as computing net capital. The rule allows for the use of settlement-date basis provided there is not a material difference between trade and settlement-date accounting. Moreover, Rule 15c3-1(c)(2)/013 and Generally Accepted Accounting Principles (GAAP) require a proper matching of revenues and expenses. In order to achieve this matching, the Company reports on a settlement-date basis which is not materially different than a trade-date basis, consistent with the Company's account statements.

Selling Groups Revenue Participation

Revenue derived from participation in a selling group of corporate note programs, certificates of deposit, share certificates and various other corporate underwritings is recognized in accordance with the terms of the respective note programs. The Company believes that its completed performance obligation is the date the security transfers to the investor. As a selling group member in a typical underwriting agreement, a broker-dealer will not have an enforceable right to payment until the consummation of the securities issuance and therefore has no right to payment for the services performed prior to such date. All selling group participation revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis.

There were no contract assets or liabilities as of January 1, 2019 and December 31, 2019.

Income Taxes

As an "S" corporation, the Company is not subject to federal, New Jersey and Florida corporate income taxes. The individual stockholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there are no provisions for federal, New Jersey, and Florida income tax in the accompanying financial statements, however, the Company is subject to income taxes in Ohio and the City of Dublin, Ohio.

The Company has evaluated its tax positions and has concluded that there are no unrecognized tax benefits or obligations at December 31, 2019. There are no tax related penalties and interest reflected in these financial statements.

Distributions

During 2019, the Company recorded distributions of $27,200 to its stockholders.

Commissions Expense

Commissions are paid to various brokers based upon a percentage of sales, net of fees, and are paid at the end of the following month.

3. Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$ 7,862
Office equipment	136,937
Total	144,799
Less accumulated depreciation	112,837
Net	$ 31,963

Depreciation expense for the year ended December 31, 2019 was $19,320.

4. Investments

As of December 31, 2019, investments include various certificates of deposit, US Treasury securities and corporate obligations maturing at dates through 2026 at interest rates ranging from 0% to 7%. These items were measured using the following inputs at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets at Fair Value				
Certificates of Deposit	$ 2,178,410	$ -	$ -	$ 2,178,410
Corporate Obligations	760,668			760,668
U.S. Treasury Securities	2,742,267			2,742,267
Asset-Backed Securities	1,880			1,880
Total	$ 5,683,225	$ -	$ -	$ 5,683,225

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2019.

Certificates of Deposit and U.S. Treasuries: Valued based upon quoted prices from an exchange or liquidation value.

Corporate Obligations and Asset-backed Securities: Valued at the closing price reported on the active market on which the individual security is traded.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $15,435,896, which was $15,335,896 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0413 to 1.

6. Off-Balance Sheet Risk

The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

7. Related Party Transactions

Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2019, the Affiliate owed the Company $58,653 toward 2019 shared costs. This asset is reflected in the Due from Affiliate on the Statement of Financial Condition. The Company incurred shared costs of $2,493,768 for 2019 from the Affiliate representing 97.84% of the total expenses to be allocated.

8. Commitments and Contingencies

Operating Lease

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update was effective using a modified retrospective approach for fiscal years beginning after December 15, 2018. The Company adopted ASC Topic-842, Leases ("ASC 842") on January 1, 2019.

On June 20, 2019, the Company entered into a 36 month lease commencing on November 1, 2019, prematurely ending the previous lease which did not expire until March 31, 2021. The Company had unamortized deferred rent on this lease in the amount of $50,651 as of July 1, 2019. Additionally, the Company paid for its' moving expenses in lieu of payment of rent for the final 4 months of the previous lease. In accordance with Generally Accepted Accounting Principles, the Company has reduced its right of use asset and is amortizing the free rents for 40 months on a straight-line basis, the remaining term of the new lease.

The Company currently has obligations as a lessee for office space in New Jersey through 2022 and Ohio through 2021 with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases. Each of these leases contain options to renew for one or two additional 36 month periods. Since the Company is not reasonably expected to exercise these options, the optional periods are not included in determining either the lease term or financial obligation. Payments under each lease contain a fixed amount for rent plus electricity plus variable adjustments for common area maintenance (CAM) and real estate costs, on its proportional share of building space, in excess of the base year costs. These costs are unknown and are recorded as variable costs when incurred. The leases do not include termination options or restrictive agreements and, as such, the lease asset and liability do not reflect any such costs.

Lease assets and liabilities reported on the Company's statement of financial condition are the present value of the future lease payments. The prime rate, 4.75%, was used to calculate the present value of the asset and liability. The adoption of ASC 842 resulted in the recording of operating lease right of use assets and liabilities on January 1, 2019 as follows:

Operating lease right-of-use assets	$723,637
Operating lease liabilities	$788,787

Average remaining lease term:	2.77 years
Weighted average discount rate:	4.75%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new or amended leases.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019, which includes imputed interest of $46,478, are as follows:

For years ended:

2020	$227,385
2021	210,100
2022	163,930
	$601,415

In accordance with the leases, the minimum undiscounted annual lease payments subsequent to December 31, 2019 are as follows:

For years ended:

2020	$235,601
2021	227,383
2022	184,909
	$647,893

Lease expense charged to the Company under operating leases was $275,621 for the year ended 2019 which includes the accrual of the free rent that the Company received to offset against the cost of moving to the new space in the New Jersey building. As described in Note 7, an agreement is in place whereby the Affiliate shares the cost relative to the office space leases with the Company.

Components of lease expense for the year ended December 31, 2019 consist of:

Fixed	$253,289
Variable	22,332
Total	$275,621

9. Pension Plans

Defined Contribution Pension Plan

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. The Company's total expense for the defined contribution pension plan for 2019 was $228,914.

Supplemental Executive Retirement Plan

The Affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Effective January 1, 2010, the Affiliate has suspended contributions to the SERP Plan. Current year administrative expenses for this plan are allocated to the Company in accordance with the Cost Sharing Agreement and are included in Other General and Administrative Expenses on the Statement of Operations.

Financial Northeastern Securities, Inc.

Statement of Financial Condition and Notes to the Financial Statements with Report of Independent Registered Public Accounting Firm

December 31, 2019